Management’s Discussion and Analysis Alithya Group inc. For the three and nine months ended December 31, 2024

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2024. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three-month and nine-month periods ended December 31, 2024 and 2023 (the "Q3 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2024. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to numbers rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to February 12, 2025, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements and Financial Outlook
This MD&A contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 2

opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
With professionals in Canada, the United States, and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging innovation and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals deliver practical IT services and solutions to help solve complex business challenges for clients in the financial services, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, and other sectors. The Company has developed industry-specific solutions and services for many of these industries that aim at solving sector-specific business challenges and helping expedite the time to value of technology investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 3

Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has more than 20 years of business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment (ROI) on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. These assets require significant investments and serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 4

investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors, in each of its operating and reportable segments, include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) a broad referral base; (e) continual investment in process improvement and knowledge capture; (f) investment in infrastructure and research and development; (g) continued focus on responsiveness to client needs, quality of services and competitive prices; and (h) project management capabilities and technical expertise.
4. Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that the achievement of this new scale and scope will allow the Company to leverage its industry knowledge, geographic presence, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya's strategic process begins with its agile approach to aligning its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experiences, assisting its clients in achieving their missions, and creating greater value for its investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives, keeping in mind its stakeholders' interests, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 5

◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
These objectives set out in Alithya's three-year strategic plan launched on April 1, 2024, are based on its current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that the Company seeks to achieve from the execution of its strategy over time, and contemplate its historical performance and certain assumptions including but not limited to (i) its ability to execute its growth strategies, (ii) its ability to identify and acquire complementary businesses on accretive terms, and (iii) its estimates and expectations in relation to future economic and business conditions and other factors.

1 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation of the Adjusted EBITDA for the three and nine months ended December 31, 2024 and 2023 to their most directly comparable IFRS measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for key management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for key management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for key management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 9

6. Financial Highlights

Results of Operations	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	115,761	120,498	348,150	370,585
Gross Margin	37,385	37,679	110,043	110,563
Gross Margin as a Percentage of Revenues (1)	32.3%	31.3%	31.6%	29.8%
Selling, General and Administrative Expenses	28,814	29,521	86,342	91,950
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	24.9%	24.5%	24.8%	24.8%
Net Loss	(3,716)	(2,537)	(6,748)	(18,958)
Basic and Diluted Loss per Share	(0.04)	(0.03)	(0.07)	(0.20)
Adjusted Net Earnings (2)	5,719	4,303	15,923	7,553
Adjusted Net Earnings per Share (2)	0.06	0.04	0.17	0.08
Adjusted EBITDA (3)	10,275	9,456	29,631	24,967
Adjusted EBITDA Margin (3)	8.9%	7.8%	8.5%	6.7%

Other	December 31,	March 31,
(in $ thousands, except Backlog and DSO)	2024	2024
	$	$
Total Assets	425,823	416,497
Non-Current Financial Liabilities (4)	129,807	116,161
Total Long-Term Debt	122,157	117,382
Net Debt (5)	108,064	108,523

Backlog (1)	17 months	16 months
DSO (1)	53 days	56 days

Shares, Stock Options and Share Units Outstanding	February 10,
2025
Subordinate Voting Shares	92,030,852
Multiple Voting Shares	7,274,248
Stock Options (6)	3,557,141
Deferred Share Units ("DSUs")	1,369,821
Restricted Share Units ("RSUs")	2,155,231
Performance Share Units ("PSUs")	3,072,867

1 This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
3 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 10

4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 10.6 titled "Long-Term Debt and Net Debt".
5 This is a non-IFRS financial measure. Refer to 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
6 Includes 352,632 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 11

For the three months ended December 31, 2024:
•Revenues decreased 3.9% to $115.8 million, compared to $120.5 million for the same quarter last year. On a sequential basis, revenues increased in all segments of the business, and by $4.3 million in aggregate, or 3.8%, from the second quarter of this year.
•87% of revenues were generated from clients which we had in the same quarter last year.
•Gross Margin as a Percentage of Revenues increased to 32.3%, a record level, compared to 31.3% for the same quarter last year, and from 30.6% for the second quarter of this year, with all segments of the business contributing to this increase.
•Gross margin decreased slightly by 0.8% to $37.4 million, on lower revenues, compared to $37.7 million for the same quarter last year.
•Selling, general and administrative expenses decreased by $0.7 million, or 2.4%, to $28.8 million, compared to $29.5 million for the same quarter last year.
•Net loss was $3.7 million, or $0.04 per share, compared to a net loss of $2.5 million, or $0.03 per share, for the same quarter last year.
•Adjusted Net Earnings amounted to $5.7 million, representing an increase of $1.4 million, from $4.3 million for same quarter last year. This translated into Adjusted Net Earnings per Share of $0.06, compared to $0.04 for the same quarter last year.
•Adjusted EBITDA increased 8.7% to $10.3 million, for an Adjusted EBITDA Margin of 8.9% of revenues, a record level, compared to $9.5 million, for an Adjusted EBITDA Margin of 7.8% of revenues, for the same quarter last year. Adjusted EBITDA margin increased from 8.3% for the second quarter of this year.
•Net cash from operating activities was $11.7 million, representing a decrease of $3.9 million, from $15.6 million for the same quarter last year, mainly due to working capital variations.
•Q3 Bookings(1) reached $138.4 million, which translated into a Book-to-Bill Ratio(1) of 1.20 for the quarter. The Book-to-Bill Ratio would be 1.34 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog represented approximately 17 months of trailing twelve-month revenues as at December 31, 2024.

1 This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 12

7. Business Combination
XRM Vision
Overview
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.The XRM Acquisition was completed for total consideration of up to $33,752,000, in aggregate.
The total purchase consideration of $29,377,000 consisted of: (i) $7,377,000 paid in cash at closing, net of working capital adjustment; (ii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iii) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (iv) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years.
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is two business days prior to the payment date of the earn-out. The payment will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12 month period within the 18 months following the acquisition date. The contingent consideration included in the purchase consideration, in the amount of $10,500,000 is classified as a financial liability recorded at fair value through profit and loss. Included in the amount is $1,500,000 of contingent consideration arrangement to be settled through the issuance of a variable number of shares. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earn-out payments, discounted to present value.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.
For the three and nine months ended December 31, 2024, the Company incurred acquisition-related costs pertaining to the XRM Acquisition of approximately $1,082,000. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.
Please refer to Note 3 of Alithya's interim condensed consolidated financial statements for additional details regarding the XRM Acquisition, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 13

8. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2024	2023	2024	2023
	$	$	$	$
Revenues	115,761	120,498	348,150	370,585
Cost of revenues	78,376	82,819	238,107	260,022
Gross margin	37,385	37,679	110,043	110,563

Operating expenses
Selling, general and administrative expenses	28,814	29,521	86,342	91,950
Business acquisition, integration and reorganization costs (recovery)	(1,244)	1,030	88	4,798
Depreciation	1,168	1,444	3,365	4,610
Amortization of intangibles	4,810	5,299	14,089	18,300
Impairment of goodwill	5,144	—	5,144	—
Foreign exchange gain	(687)	(34)	(445)	(50)
	38,005	37,260	108,583	119,608
Operating income (loss)	(620)	419	1,460	(9,045)
Net financial expenses	2,372	3,302	6,246	9,595
Loss before income taxes	(2,992)	(2,883)	(4,786)	(18,640)
Income tax (recovery) expense
Current	479	163	778	450
Deferred	245	(509)	1,184	(132)
	724	(346)	1,962	318
Net loss	(3,716)	(2,537)	(6,748)	(18,958)
Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.20)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 14

8.1 Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended December 31,			For the nine months ended December 31,
(in $ thousands, except for percentages)	2024	2023	% (2)	2024	2023	%

Total Alithya revenue as reported	115,761	120,498	(3.9)%	348,150	370,585	(6.1)%
Variation prior to foreign currency impact	(5.1)%			(6.9)%
Foreign currency impact	1.2%			0.9%
Variation over previous period	(3.9)%			(6.0)%
Canada
Constant dollar revenue	61,694	68,009	(9.3)%	186,472	212,955	(12.4)%
Foreign currency impact	—			—
Canada revenue as reported	61,694	68,009	(9.3)%	186,472	212,955	(12.4)%
U.S.
Constant dollar revenue	47,537	47,055	1.0%	143,358	142,044	0.9%
Foreign currency impact	1,311			3,006
U.S. revenue as reported	48,848	47,055	3.8%	146,364	142,044	3.0%
International
Constant dollar revenue	5,123	5,434	(5.7)%	15,057	15,586	(3.4)%
Foreign currency impact	95			257
International revenue as reported	5,218	5,434	(4.0)%	15,314	15,586	(1.7)%

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $115.8 million for the three months ended December 31, 2024, representing a decrease of $4.7 million, or 3.9%, from $120.5 million for the three months ended December 31, 2023. On a sequential basis, revenues increased in all segments of the business, and by $4.3 million in aggregate, or 3.8%, from the second quarter of this year.
Revenues in Canada decreased by $6.3 million, or 9.3%, to $61.7 million for the three months ended December 31, 2024, from $68.0 million for the three months ended December 31, 2023. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from certain government contracts, partially offset by a recovery in the banking sector, and revenues from XRM Vision since the acquisition.
U.S. revenues increased by $1.7 million, or 3.8%, to $48.8 million for the three months ended December 31, 2024, from $47.1 million for the three months ended December 31, 2023, due primarily to organic growth in enterprise transformation services, support revenues and a favorable US$ exchange rate impact of $1.3 million between the two periods.
International revenues decreased by $0.2 million, or 4.0%, to $5.2 million for the three months ended December 31, 2024, from $5.4 million for the three months ended December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 15

Revenues amounted to $348.2 million for the nine months ended December 31, 2024, representing a decrease of $22.4 million, or 6.1%, from $370.6 million for the nine months ended December 31, 2023.
Revenues in Canada decreased by $26.5 million, or 12.4%, to $186.5 million for the nine months ended December 31, 2024, from $213.0 million for the nine months ended December 31, 2023. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts, partially offset by organic growth in certain areas of the business and revenues from XRM Vision since the acquisition.
U.S. revenues increased by $4.4 million, or 3.0%, to $146.4 million for the nine months ended December 31, 2024, from $142.0 million for the nine months ended December 31, 2023, due primarily to increased support revenues and a favorable US$ exchange rate impact of $3.0 million between the two periods, partially offset by a decrease in digital adoption subscription revenues.
International revenues decreased by $0.3 million, or 1.7%, to $15.3 million for the nine months ended December 31, 2024, from $15.6 million for the nine months ended December 31, 2023.
8.2 Gross Margin
Gross margin decreased by $0.3 million, or 0.8%, to $37.4 million for the three months ended December 31, 2024, on lower revenues, from $37.7 million for the three months ended December 31, 2023. Gross margin as a percentage of revenues increased to 32.3% for the three months ended December 31, 2024, from 31.3% for the three months ended December 31, 2023 due to increased efficiencies and the continued evolution towards a higher value-added business mix. On a sequential basis, gross margin as a percentage of revenues increased from 30.6% for the second quarter of this year, with all segments of the business contributing to this increase.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to increased efficiencies and higher hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees and a positive margin contribution from XRM Vision since the acquisition.
In the U.S., gross margin as a percentage of revenues decreased compared to the same quarter last year, primarily due to lower digital adoption subscription revenues, which historically had a higher gross margin as a percentage of revenues, partially offset by higher hourly billing rates and increased efficiencies.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to reduced activities in the UK, which historically had a higher gross margin.
Gross margin decreased by $0.6 million, or 0.5%, to $110.0 million for the nine months ended December 31, 2024, from $110.6 million for the nine months ended December 31, 2023. Gross margin as a percentage of revenues increased to 31.6% for the nine months ended December 31, 2024, from 29.8% for the nine months ended December 31, 2023.
In Canada, gross margin as a percentage of revenues increased for the nine months ended December 31, 2024, compared to the same period last year, mainly due to increased efficiencies and hourly

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 16

billing rates, as a result of providing a greater proportion of higher-value services and a proportionally larger decrease in the use of subcontractors compared to permanent employees.
In the U.S., gross margin as a percentage of revenues decreased for the nine months ended December 31, 2024, primarily due to a decrease in digital adoption subscription revenues, which historically had a higher gross margin, partially offset by higher hourly billing rates and increased efficiencies.
International gross margin as a percentage of revenues decreased for the nine months ended December 31, 2024, compared to the same period last year, mainly due to lower utilization and reduced activities in the UK, which historically had a higher gross margin.
8.3 Operating Expense
8.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $28.8 million for the three months ended December 31, 2024, representing a decrease of $0.7 million, or 2.4%, from $29.5 million for the three months ended December 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.9% for the three months ended December 31, 2024, compared to 24.5% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases in professional fees, occupancy costs, and recruiting fees, partially offset by an increase in employee compensation costs, resulting primarily from variable compensation and XRM Vision since the acquisition.
In Canada, expenses decreased by $0.1 million, or 0.4%, to $15.6 million for the three months ended December 31, 2024, from $15.7 million for the three months ended December 31, 2023, due primarily to decreases in professional fees and occupancy costs, partially offset by increases in employee compensation costs, resulting primarily from variable compensation and XRM Vision since the acquisition.
U.S. expenses decreased by $0.6 million, or 5.2%, to $11.7 million for the three months ended December 31, 2024, from $12.3 million for the three months ended December 31, 2023, due primarily to decreases in recruiting fees, travel costs, and information technology and communications costs, partially offset by an increase in non-cash share-based compensation. The decreased expenses include an unfavorable US$ exchange rate impact of $0.3 million.
International expenses amounted to $1.5 million for the three months ended December 31, 2024 and 2023. An increase in employee compensation costs was offset by decreases in professional fees and other expenses.
Selling, general and administrative expenses totaled $86.3 million for the nine months ended December 31, 2024, representing a decrease of $5.6 million, or 6.1%, from $91.9 million for the nine months ended December 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the nine months ended December 31, 2024, compared to 24.8% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by a decrease of

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 17

$1.4 million in impairment of property and equipment and right-of-use assets, stemming from impairment charges last year as part of Alithya's review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies, and decreased occupancy costs, professional fees, non-cash share-based compensation, business development costs, travel costs, and recruiting fees, partially offset by an increase in employee compensation costs, resulting primarily from variable compensation, $1.5 million of severance consisting of termination and benefit costs for key management personnel in the first quarter, and XRM Vision since the acquisition.
Expenses in Canada decreased by $4.3 million, or 8.7%, to $45.4 million for the nine months ended December 31, 2024, from $49.7 million for the nine months ended December 31, 2023, due primarily to a decrease of $1.4 million in impairment of property and equipment and right-of-use assets, as discussed above, and decreased occupancy costs, non-cash share-based compensation, professional fees, recruiting fees, and business development costs, partially offset by an increase in employee compensation costs, resulting primarily from variable compensation, severance consisting of termination and benefit costs for key management personnel in the first quarter, and XRM Vision since the acquisition.
U.S. expenses decreased by $1.5 million, or 4.1%, to $36.7 million for the nine months ended December 31, 2024, from $38.2 million for the nine months ended December 31, 2023, due primarily to decreases in employee compensation costs, despite severance consisting of termination and benefit costs for key management personnel in the first quarter, travel costs, and professional fees. The decreased expenses include an unfavorable US$ exchange rate impact of $0.8 million.
International expenses increased by $0.3 million, or 6.5%, to $4.3 million for the nine months ended December 31, 2024, from $4.0 million for the nine months ended December 31, 2023, mainly due to an increase in employee compensation costs, partially offset by decreases in professional fees and other expenses.
8.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Stock options	66	131	134	467
Share purchase plan – employer contribution	330	347	1,017	1,054
Share-based compensation granted on business acquisitions	390	408	964	1,695
DSUs	182	135	546	454
RSUs	290	116	850	242
PSUs	446	221	917	1,119
	1,704	1,358	4,428	5,031

Share-based compensation amounted to $1.7 million for the three months ended December 31, 2024, representing an increase of $0.3 million, from $1.4 million for the three months ended December 31, 2023. The

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 18

increase in share-based compensation was driven primarily by increased expenses related to PSUs, RSUs, and DSUs, partially offset by decreased expenses related to share-based compensation granted on a previous business acquisition.
Share-based compensation amounted to $4.4 million for the nine months ended December 31, 2024, representing a decrease of $0.6 million, from $5.0 million for the nine months ended December 31, 2023. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on a previous business acquisition, reversals of share-based compensation expense for forfeited equity instruments, and decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of a performance vesting condition, partially offset by increased expenses related to RSUs.
8.3.3 Business Acquisition, Integration and Reorganization Costs (Recovery)
Business acquisition, integration and reorganization recovery amounted to $1.2 million for the three months ended December 31, 2024, representing a decrease in costs of $2.2 million, from $1.0 million of expenses for the three months ended December 31, 2023. The recovery was driven primarily by a $2.7 million contingent consideration adjustment related to the earn-out consideration from the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”) on July 1, 2022, and a decrease of $0.7 million in reorganization costs, mainly related to severance payments from workforce reductions in response to changes in economic conditions during the same period last year, partially offset by an increase of $1.1 million in acquisition costs related to the XRM Acquisition.
Business acquisition, integration and reorganization costs amounted to $0.1 million for the nine months ended December 31, 2024, representing a decrease of $4.7 million, from $4.8 million for the nine months ended December 31, 2023, driven primarily by a $2.7 million contingent consideration adjustment related to the earn-out consideration from the Datum Acquisition, and decreases of $1.7 million in reorganization costs, mainly related to severance payments from workforce reductions in response to changes in economic conditions during the same period last year, and $0.9 million in integration costs, due to retention compensation related to a previous business acquisition and lease termination costs for vacated premises in the previous year, partially offset by an increase of $1.1 million in acquisition costs related to the XRM Acquisition.
8.3.4 Depreciation
Depreciation totaled $1.2 million for the three months ended December 31, 2024, compared to $1.4 million for the three months ended December 31, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.3 million, and right-of-use assets.
Depreciation totaled $3.4 million for the nine months ended December 31, 2024, compared to $4.6 million for the nine months ended December 31, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $1.1 million, and right-of-use assets.
8.3.5 Amortization of Intangibles
Amortization of intangibles totaled $4.8 million for the three months ended December 31, 2024, compared to $5.3 million for the three months ended December 31, 2023. These costs consisted primarily of amortization of

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 19

customer relationships recognized on acquisitions, which decreased by $0.1 million, as certain intangibles were fully amortized, and amortization of software, which decreased by $0.4 million, compared to the same quarter last year.
Amortization of intangibles totaled $14.1 million for the nine months ended December 31, 2024, compared to $18.3 million for the nine months ended December 31, 2023. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $3.6 million, as certain intangibles were fully amortized, and amortization of software, which decreased by $0.5 million.
8.3.6 Impairment of Goodwill
An impairment loss of $5.1 million was recognized for the three and nine months ended December 31, 2024 on goodwill from the Datum Acquisition.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended December 31, 2024 and the three months ended March 31, 2024, reductions in the contingent consideration liability of $2.7 million, as discussed above, and $3.8 million, respectively, were recorded, related to the Datum Acquisition’s potential earn-out consideration due to profitability targets not being achieved. Management concluded the profitability targets not being achieved constituted an indication of impairment.
For more details on impairment testing of goodwill, refer to Note 5 of Alithya's interim condensed consolidated financial statements
8.3.7 Foreign Exchange Gain
Foreign exchange gain amounted to $0.7 million for the three months ended December 31, 2024, compared to $0.03 million for the three months ended December 31, 2023.
Foreign exchange gain amounted to $0.5 million for the nine months ended December 31, 2024, compared to $0.1 million for the nine months ended December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 20

8.4 Other Income and Expenses
8.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Interest on long-term debt	2,002	2,896	5,454	8,658
Interest on lease liabilities	118	160	355	535
Amortization of finance costs	55	150	187	347
Interest accretion on balance of purchase price payable	117	86	249	297
Financing fees	155	89	338	181
Interest income	(75)	(79)	(337)	(423)
	2,372	3,302	6,246	9,595

Net financial expenses amounted to $2.4 million for the three months ended December 31, 2024, representing a decrease of $0.9 million, or 28.2%, from $3.3 million for the three months ended December 31, 2023, driven mainly by decreased variable interests rates and lower volume of interest-bearing debt, which accounted for the decrease in interest on long-term debt, and decreased amortization of finance costs.
Net financial expenses amounted to $6.2 million for the nine months ended December 31, 2024, representing a decrease of $3.4 million, or 34.9%, from $9.6 million for the nine months ended December 31, 2023, driven mainly by decreased variable interest rates, a lower volume of interest-bearing debt, and an adjustment related to a prior period, all of which accounted for the decrease in interest on long-term debt, and decreases in interest on lease liabilities and amortization of finance costs, partially offset by increased financing fees.
8.4.2 Income Taxes
Income tax expense amounted to $0.7 million for the three months ended December 31, 2024, representing an increase of $1.0 million, from a recovery of $0.3 million for the three months ended December 31, 2023, due to an increase in current income tax expense, as a result of increased taxable income in certain jurisdictions, and an increase in deferred tax expense, as a result of increased taxable income in certain entities for which deferred tax assets were previously recognized. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
Income tax expense amounted to $2.0 million for the nine months ended December 31, 2024, representing an increase of $1.7 million, from $0.3 million for the nine months ended December 31, 2023, due to an increase in current tax expense, as a result of increased taxable income in certain jurisdictions, and an increase in deferred tax expense, as a result of increased taxable income in certain entities for which deferred tax assets were previously recognized. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 21

8.5 Net Loss and Loss per Share
Net loss for the three months ended December 31, 2024 was $3.7 million, representing an increase of $1.2 million, from a net loss of $2.5 million for the three months ended December 31, 2023. The increased net loss was driven primarily by the $5.1 million impairment of goodwill, in addition to decreased gross margin caused by lower revenues and increased income tax expense, partially offset by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, resulting primarily from a $2.7 million contingent consideration adjustment related to the Datum Acquisition which was partially offset by $1.1 million of acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses for the three months ended December 31, 2024, compared to the three months ended December 31, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.04 for the three months ended December 31, 2024, compared to a basic and diluted net loss of $0.03 per share for the three months ended December 31, 2023.
Net loss for the nine months ended December 31, 2024 was $6.7 million, representing a decrease of $12.3 million, from a net loss of $19.0 million, for the nine months ended December 31, 2023. The decreased net loss was driven by decreased selling, general and administrative expenses, including a $1.4 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets in the first quarter of last year, decreased business acquisition, integration and reorganization costs, resulting primarily from a $2.7 million contingent consideration adjustment related to the Datum Acquisition which was partially offset by $1.1 million of acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses, partially offset by the $5.1 million of impairment of goodwill, decreased gross margin caused by lower revenues and increased income tax expense for the nine months ended December 31, 2024, compared to the nine months ended December 31, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.07 for the nine months ended December 31, 2024, compared to a basic and diluted net loss of $0.20 per share for the nine months ended December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 22

8.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net loss	(3,716)	(2,537)	(6,748)	(18,958)
Business acquisition, integration and reorganization costs (recovery)	(1,244)	1,030	88	4,798
Amortization of intangibles	4,810	5,299	14,089	18,300
Share-based compensation	1,704	1,358	4,428	5,031
Impairment of goodwill	5,144	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	(60)	—	1,323
Severance	—	—	1,502	—
Effect of income tax related to above items	(979)	(787)	(2,580)	(2,941)
Adjusted Net Earnings (1)(2)	5,719	4,303	15,923	7,553
Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.20)
Adjusted Net Earnings per Share (1)(2)	0.06	0.04	0.17	0.08

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the three and nine months ended December 31, 2023 reflect adjustments for certain changes to the calculations and assumptions.
Adjusted Net Earnings amounted to $5.7 million for the three months ended December 31, 2024, representing an increase of $1.4 million, or 32.9%, from $4.3 million for the three months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, increased foreign exchange gain, and decreased net financial expenses, were partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.06 for the three months ended December 31, 2024, compared to $0.04 for the three months ended December 31, 2023.
Adjusted Net Earnings amounted to $15.9 million for the nine months ended December 31, 2024, representing an increase of $8.3 million, or 110.8%, from $7.6 million for the nine months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, increased foreign exchange gain, and decreased net financial expenses were partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.17 for the nine months ended December 31, 2024, compared to $0.08 for the nine months ended December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 23

8.7 Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as executive leadership, global finance, legal, human resources, and information technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	61,695	48,848	5,218	115,761
Operating income by segment	8,829	9,495	669	18,993
Head office general and administrative expenses				10,422
Business acquisition, integration and reorganization costs (a)				(1,244)
Foreign exchange loss (gain)				(687)
Operating income before depreciation, amortization and impairment				10,502
Depreciation and amortization				5,978
Impairment of goodwill (a)				5,144
Operating income (loss)				(620)

(a) The recovery of $(2,738,000) included in Business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment.

	For the three months ended December 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	68,009	47,055	5,434	120,498
Operating income by segment	8,880	8,468	745	18,093
Head office general and administrative expenses				9,935
Business acquisition, integration and reorganization costs				1,030
Foreign exchange loss (gain)				(34)
Operating income before depreciation, amortization and impairment				7,162
Depreciation and amortization				6,743
Impairment of goodwill				—
Operating income (loss)				419

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 24

	For the nine months ended December 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	186,472	146,364	15,314	348,150
Operating income by segment	27,396	25,870	1,305	54,571
Head office general and administrative expenses				30,870
Business acquisition, integration and reorganization costs (a)				88
Foreign exchange loss (gain)				(445)
Operating income before depreciation, amortization and impairment				24,058
Depreciation and amortization				17,454
Impairment of goodwill (a)				5,144
Operating income (loss)				1,460

(a) The recovery of $(2,738,000) included in Business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment.

	For the nine months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	212,955	142,044	15,586	370,585
Operating income by segment	24,921	22,572	1,719	49,212
Head office general and administrative expenses				30,599
Business acquisition, integration and reorganization costs (a)				4,798
Foreign exchange loss (gain)				(50)
Operating income before depreciation, amortization and impairment				13,865
Depreciation and amortization				22,910
Impairment of goodwill				—
Operating income (loss)				(9,045)

For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in Canada decreased by $0.1 million, or 0.6%, to $8.8 million for the three months ended December 31, 2024, from $8.9 million for the three months ended December 31, 2023, due to decreased selling, general and administrative expenses related to operations, partially offset by decreased gross margin caused by lower revenues. Gross margin as a percentage of revenues increased to 27.4% for the three months ended December 31, 2024, from 25.3% for the three months ended December 31, 2023.
Operating income by segment in the U.S. increased by $1.0 million, or 12.1%, to $9.5 million for the three months ended December 31, 2024, from $8.5 million for the three months ended December 31, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment amounted to $0.7 million for the three months ended December 31, 2024 and 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 25

Operating income by segment in Canada increased by $2.5 million, or 9.9%, to $27.4 million for the nine months ended December 31, 2024, from $24.9 million for the nine months ended December 31, 2023, due to decreased selling, general and administrative expenses related to operations, partially offset by decreased gross margin caused by lower revenues. Gross margin as a percentage of revenues increased to 27.0% for the nine months ended December 31, 2024, from 24.1% for the nine months ended December 31, 2023.
Operating income by segment in the U.S. increased by $3.3 million, or 14.6%, to $25.9 million for the nine months ended December 31, 2024, from $22.6 million for the nine months ended December 31, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment decreased by $0.4 million, or 24.1%, to $1.3 million for the nine months ended December 31, 2024, from $1.7 million for the nine months ended December 31, 2023, due to decreased gross margin caused by lower revenues and increased selling, general and administrative expenses related to operations.
8.8 EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	115,761	120,498	348,150	370,585
Net loss	(3,716)	(2,537)	(6,748)	(18,958)
Net financial expenses	2,372	3,302	6,246	9,595
Income tax expense	724	(346)	1,962	318
Depreciation	1,168	1,444	3,365	4,610
Amortization of intangibles	4,810	5,299	14,089	18,300
EBITDA (1)	5,358	7,162	18,914	13,865
EBITDA Margin (1)	4.6%	5.9%	5.4%	3.7%
Adjusted for:
Foreign exchange gain	(687)	(34)	(445)	(50)
Share-based compensation	1,704	1,358	4,428	5,031
Business acquisition, integration and reorganization costs (recovery)	(1,244)	1,030	88	4,798
Impairment of goodwill	5,144	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	(60)	—	1,323
Severance	—	—	1,502	—
Adjusted EBITDA (1)	10,275	9,456	29,631	24,967
Adjusted EBITDA Margin (1)	8.9%	7.8%	8.5%	6.7%

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $5.4 million for the three months ended December 31, 2024, representing a decrease of $1.8 million, or 25.2%, from $7.2 million for the three months ended December 31, 2023. EBITDA Margin was

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 26

4.6% for the three months ended December 31, 2024, compared to 5.9% for the three months ended December 31, 2023.
Adjusted EBITDA amounted to $10.3 million for the three months ended December 31, 2024, representing an increase of $0.8 million, or 8.7%, from $9.5 million for the three months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses were partially offset by decreased gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.9% for the three months ended December 31, 2024, compared to 7.8% for the three months ended December 31, 2023.
EBITDA amounted to $18.9 million for the nine months ended December 31, 2024, representing an increase of $5.0 million, or 36.4%, from $13.9 million for the nine months ended December 31, 2023. EBITDA Margin was 5.4% for the nine months ended December 31, 2024, compared to 3.7% for the nine months ended December 31, 2023.
Adjusted EBITDA amounted to $29.6 million for the nine months ended December 31, 2024, representing an increase of $4.6 million, or 18.7%, from $25.0 million for the nine months ended December 31, 2023. As explained above, decreased selling, general and administrative expenses were partially offset by decreased gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.5% for the nine months ended December 31, 2024, compared to 6.7% for the nine months ended December 31, 2023.
9. Bookings and Backlog
Bookings during the three months ended December 31, 2024 were $138.4 million, which translated into a Book-to-Bill Ratio of 1.20 for the quarter. The Book-to-Bill Ratio would be 1.34 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
For the nine months ended December 31, 2024, Bookings were $320.6 million, which translated into a Book-to-Bill ratio of 0.92. The Book-to-Bill Ratio would be 1.04 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at December 31, 2024, Backlog represented approximately 17 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can also be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 27

10. Liquidity and Capital Resources
10.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2024 and 2023:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net cash from operating activities	11,685	15,620	31,363	5,937
Net cash used in investing activities	(6,669)	(149)	(7,341)	(456)
Net cash used in financing activities	(3,721)	(12,698)	(19,229)	(17,104)
Effect of exchange rate changes on cash	369	(42)	441	(143)
Net change in cash	1,664	2,731	5,234	(11,766)
Cash, beginning of period	12,429	8,086	8,859	22,583
Cash, end of period	14,093	10,817	14,093	10,817

10.2 Cash Flows - Operating Activities
For the three months ended December 31, 2024, net cash from operating activities was $11.7 million, representing a decrease of $3.9 million, or 25.2%, from $15.6 million for the three months ended December 31, 2023. The cash flows for the three months ended December 31, 2024 resulted primarily from the net loss of $3.7 million, plus $12.0 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, impairment of goodwill, and share-based compensation and deferred taxes and net financial expenses, partially offset by a contingent consideration adjustment and unrealized foreign exchange gain, and by $3.4 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2023 resulted primarily from the net loss of $2.5 million, plus $9.9 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization and share-based compensation, and net financial expenses, partially offset by deferred taxes, unrealized foreign exchange gain, and other items, and $8.2 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $3.4 million during the three months ended December 31, 2024 consisted primarily of a $14.5 million decrease in accounts receivable and other receivables, and a $0.3 million decrease in prepaids, partially offset by a $7.8 million increase in unbilled revenues, a $1.8 million increase in tax credits receivable, a $1.4 million decrease in accounts payable and accrued liabilities, and a $0.5 million decrease in deferred revenues. For the three months ended December 31, 2023, favorable changes in non-cash working capital items of $8.2 million consisted primarily of a $4.9 million decrease in unbilled revenues, a $2.9 million decrease in accounts receivable and other receivables, a $1.4 million increase in deferred revenues, and a $1.0 million decrease in prepaids, partially

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 28

offset by a $1.4 million increase in tax credits receivable and a $0.5 million decrease in accounts payable and accrued liabilities.
For the nine months ended December 31, 2024, net cash from operating activities was $31.4 million, representing an increase of $25.4 million, or 428.3%, from $5.9 million for the nine months ended December 31, 2023. The cash flows for the nine months ended December 31, 2024 resulted primarily from the net loss of $6.7 million, plus $30.4 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, impairment of goodwill, and share-based compensation, and net financial expenses and deferred taxes, partially offset by a contingent consideration adjustment and unrealized foreign exchange gain, and $7.7 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2023 resulted primarily from the net loss of $19.0 million, plus $36.8 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, and impairment of property and equipment and right-of-use assets, and net financial expenses, partially offset by the cash settlement of RSUs and other items, and $11.9 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $7.7 million during the nine months ended December 31, 2024 consisted primarily of a $21.0 million decrease in accounts receivable and other receivables, a $4.1 million decrease in tax credits receivable, and a $0.9 million decrease in other assets, partially offset by a $9.0 million decrease in accounts payable and accrued liabilities, a $7.7 million increase in unbilled revenues, and a $1.9 million decrease in deferred revenues. For the nine months ended December 31, 2023, unfavorable changes in non-cash working capital items of $11.9 million consisted primarily of a $18.3 million decrease in accounts payable and accrued liabilities, a $4.8 million increase in tax credits receivable, and a $0.4 million increase in other assets, partially offset by a $6.0 million decrease in unbilled revenues, a $3.4 million decrease in accounts receivable and other receivables, a $1.5 million decrease in prepaids, and a $0.7 million increase in deferred revenues.
10.3 Cash Flows - Investing Activities
For the three months ended December 31, 2024, net cash used in investing activities was $6.7 million, representing an increase of $6.6 million, from $0.1 million for the three months ended December 31, 2023. The cash used in the three months ended December 31, 2024 consisted primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $0.3 million from the purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the three months ended December 31, 2023 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
For the nine months ended December 31, 2024, net cash used in investing activities was $7.3 million, representing an increase of $6.8 million, from $0.5 million for the nine months ended December 31, 2023. The cash used in the nine months ended December 31, 2024 consisted primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $0.9 million of purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the nine months ended December 31, 2023 resulted primarily from purchases of property and equipment as part of the ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 29

10.4 Cash Flows - Financing Activities
For the three months ended December 31, 2024, net cash used in financing activities was $3.7 million, representing a decrease of $9.0 million, from $12.7 million for the three months ended December 31, 2023. The cash flows for the three months ended December 31, 2024 resulted primarily from $23.2 million in long-term debt repayments, $2.2 million in financial expenses paid, $1.0 million in repayments of lease liabilities, and $0.3 million for the settlement of RSUs and PSUs, partially offset by $23.0 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6. In comparison, the cash flows for the three months ended December 31, 2023 resulted primarily from $47.4 million in long-term debt repayments, $3.1 million in financial expenses paid, $2.3 million in repayments of lease liabilities, and $0.4 million in shares purchased for cancellation, partially offset by $40.5 million in proceeds from long-term debt, net of related transaction costs.
For the nine months ended December 31, 2024, net cash used in financing activities was $19.2 million, representing an increase of $2.1 million, from $17.1 million for the nine months ended December 31, 2023. The cash flows for the nine months ended December 31, 2024 resulted primarily from $98.2 million in long-term debt repayments, $5.8 million in financial expenses paid, $3.7 million in repayments of lease liabilities, $0.4 million in Subordinate Voting Shares purchased for cancellation, $0.3 million for the settlement of RSUs and PSUs, and $0.1 million in Subordinate Voting Shares purchased on the open market by the Share Unit Plan's ("SUP") administrator in connection with the settlement of RSUs, partially offset by $89.3 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6. In comparison, the cash flows for the nine months ended December 31, 2023 resulted primarily from $114.0 million in long-term debt repayments, $9.0 million in financial expenses paid, $4.3 million in repayments of lease liabilities, and $0.7 million in Subordinate Voting Shares purchased for cancellation, partially offset by $110.9 million in proceeds from long-term debt, net of transaction costs.
10.5 Capital Resources
Alithya’s capital consists of cash, long-term debt, and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 30

10.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
(in $ thousands)	2024	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	89,596	81,073
Secured loans	—	8,537
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,487,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,487,000 (US$3,115,000), maturing on July 1, 2025	4,392	8,172
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (5% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	7,937	—
Other debt from XRM Acquisition	467	—
Unamortized transaction costs (net of accumulated amortization of $348,000 and $215,000)	(235)	(400)
	122,157	117,382
Current portion of long-term debt	8,041	12,687
	114,116	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 31

Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at December 31, 2024 and March 31, 2024.
Subsequent to December 31, 2024, the Company amended the Credit Facility to extend the maturity from April 1, 2026 to April 1, 2027. There were no other significant changes.
Total long-term debt as at December 31, 2024 increased by $4.8 million, to $122.2 million, from $117.4 million as at March 31, 2024, due primarily to an increase of $8.5 million in amounts drawn under the Credit Facility in order to fund the XRM Acquisition and the addition of a $7.9 million balance of purchase price payable as part of the XRM Acquisition, partially offset by the repayments of $8.5 million in secured loans and $3.8 million of a balance of purchase price payable.
As at December 31, 2024, cash amounted to $14.1 million and $89.6 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2024, cash amounted to $8.9 million and $81.1 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(1):

As at	December 31,	March 31,
(in $ thousands)	2024	2024
	$	$
Current portion of long-term debt	8,041	12,687
Non-current portion of long-term debt	114,116	104,695
Total long-term debt	122,157	117,382
Less:
Cash	14,093	8,859
Net Debt	108,064	108,523

1 Non-IFRS measure. See section5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the nine months ended December 31, 2024, Alithya's Net Debt decreased slightly, despite the inclusion of all debt related to the XRM Acquisition, primarily as a result of the increase in long-term debt, partially offset by the increase in cash.
10.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2024 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2024 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 32

10.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2024 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2024 outside of Alithya’s ordinary course of business.
11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 7 of Alithya's interim condensed consolidated financial statements.
11.1 Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its normal course issuer bid ("NCIB"). Under the NCIB, the Company was allowed to purchase for cancellation up to 2,411,570 (previously 2,491,128) Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and ended on September 19, 2024 (previously between September 20, 2022 and September 19, 2023). All purchases of Subordinate Voting Shares were made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company had entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allowed the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
The Company did not renew its NCIB program following the end of the program on September 19, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 33

12. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2023	2023	2023	2023	2024	2024	2024	2024
Revenues	136,224	131,595	118,492	120,498	120,540	120,875	111,514	115,761
Cost of revenues	95,492	93,502	83,701	82,819	81,793	82,345	77,386	78,376
Gross margin	40,732	38,093	34,791	37,679	38,747	38,530	34,128	37,385
	29.9%	28.9%	29.4%	31.3%	32.1%	31.9%	30.6%	32.3%
Operating expenses
Selling, general and administrative expenses	35,978	32,499	29,930	29,521	29,608	31,659	25,869	28,814
Business acquisition, integration and reorganization costs (recovery)	12,166	1,105	2,663	1,030	(1,414)	783	549	(1,244)
Depreciation	1,721	1,668	1,498	1,444	1,303	1,095	1,102	1,168
Amortization of intangibles	8,693	6,824	6,177	5,299	4,795	4,644	4,635	4,810
Foreign exchange loss (gain)	96	(128)	112	(34)	152	(17)	259	(687)
	58,654	41,968	40,380	37,260	34,444	38,164	32,414	38,005
Operating (loss) income	(17,922)	(3,875)	(5,589)	419	4,303	366	1,714	(620)
Net financial expenses	2,577	3,220	3,073	3,302	2,262	2,372	1,502	2,372
(Loss) income before income taxes	(20,499)	(7,095)	(8,662)	(2,883)	2,041	(2,006)	212	(2,992)
Income tax (recovery) expense	(506)	150	514	(346)	(257)	756	482	724
Net (loss) earnings	(19,993)	(7,245)	(9,176)	(2,537)	2,298	(2,762)	(270)	(3,716)
Basic and diluted (loss) earnings per share	(0.21)	(0.08)	(0.10)	(0.03)	0.02	(0.03)	(0.00)	(0.04)

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to reductions in information technology investments in the financial services sector and certain clients' projects reaching maturity. Gross margin as a percentage of revenues has generally followed an increasing trend, mainly due to higher billing rates and increased efficiencies, improved project performance, and a steady migration towards higher value-added services. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of synergies, and, in recent quarters, employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for key management personnel. The downward trend in costs resulted mainly from the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022 and the modifications undertaken in the quarters that followed, and workforce reductions in response to changes in economic conditions. As a percentage of consolidated revenues, total selling, general and administrative expenses have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and net financial expenses, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 34

13. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2024. The accounting policies have been applied consistently by all entities of the Company.
14. Accounting Standard Amendments Effective for the Year Ending March 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments to IAS 1 had no impact on the Company’s interim condensed consolidated financial statements.
15. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 35

Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 – Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 36

16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2024, all of which are hereby incorporated by reference.
17. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P were not effective as of March 31, 2024 due to the material weakness in internal control over financial reporting described below.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 37

Officer concluded that the Company’s ICFR was not effective as of March 31, 2024 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes. Notwithstanding the existence of a material weakness, management has concluded that the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended December 31, 2024 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended December 31, 2024 and (ii) there were no changes to previously released financial results. However, as previously disclosed, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2024, the Company’s ICFR was not effective.
Remediation Plan
Management, with the oversight of the Audit and Risk Management Committee, continues to implement remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. The remediation actions include providing additional training to control operators as well as improving documentary evidence protocols at the control execution level. Although management expects that the remediation of deficiencies in key controls related to its revenue processes which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2025, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.
Changes in Internal Control over Financial Reporting
Other than the impacts of the ongoing remediation plan described above, there have been no changes in the Company’s ICFR during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2024 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 38

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2024	| 39